UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ability Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G8789K 10 8

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8789K 10 8

1.	Names of Reporting Persons J.P. Morgan Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,043,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,043,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. G8789K 10 8

1.	Names of Reporting Persons National Council for Social Security Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,029,963
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,029,963
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,029,963
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person (See Instructions) FI

Item 1.

(a)	Name of Issuer:

Ability Inc. (the “Issuer”). The Issuer is the successor to Cambridge Capital Acquisition Corporation (the “Predecessor”). The Reporting Persons (as defined in Item 2) filed their initial Schedule 13G relating to the Predecessor’s common stock, par value $0.0001 per share, on December 22, 2015.

(b)	Address of Issuer’s Principal Executive Offices:

Yad Harutzim 14

Tel Aviv, Israel 6770007

Item 2.

(a)	Name of Person Filing:

This statement is filed by J.P. Morgan Investment Management Inc. (“JPMIM”) and the National Council for Social Security Fund (“SSF,” together with JPMIM, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

For JPMIM:

320 Park Avenue

New York, New York 10022

For SSF:

South Tower, Fortune Time, Building 11

Fenghuiyuan, Xicheng District

Beijing, People’s Republic of China 100032

(c)	Citizenship:

For JPMIM, Delaware. For SSF, China.

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 (“Ordinary Shares”)

(e)	CUSIP Number:

G8789K 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 25,756,141 Ordinary Shares outstanding on December 23, 2015, as reported in the Issuer’s Form 8-K filed on December 30, 2015.

The Ordinary Shares to which JPMIM has shared voting or dispositive power consists of (i) 1,029,963 shares held by SSF and (ii) 13,037 shares held by 522 Fifth Avenue Fund, L.P. (“522 Fund”). JPMIM serves as investment advisor to 522 Fund and SSF.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 22, 2016

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Robertus W. Prajogi
Name: Robertus W. Prajogi
Title: Executive Director

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

By: J.P. Morgan Investment Management Inc., as authorized signatory

By:	/s/ Robertus W. Prajogi
Name: Robertus W. Prajogi
Title: Executive Director